600 E. 96th Street, Suite 600 • Indianapolis, IN 46240

Tel. 317.569.9600 • Fax 317.569.4800

www.bankerdaniels.com

DAVID C. WORRELL	Indiana
317-569-4882	Washington, D.C.
david.worrell@bakerd.com	China

April 6, 2006

VIA EDGAR AND TELECOPY  202/772-9209

Jeffrey A. Shady

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Simon Property Group, L.P. Form S-4 (Reg. No. 333-132572)

Dear Mr. Shady:

We represent Simon Property Group, L.P. Enclosed is our client’s request for acceleration of effectiveness of the above described Registration Statement to Tuesday, April 11, 2006 at 11:00 a.m. We filed Amendment No. 1 to the Registration Statement on April 6, 2006.

I will call you on Tuesday morning to confirm our client’s intentions to proceed with the effectiveness. If you have any questions, please call me or, in my absence, Maxwell Barnes of this office at 317.569.4880.

Yours very truly,

/s/ David C. Worrell

David C. Worrell

DCW/mjb

Enclosure

[SIMON PROPERTY GROUP LETTERHEAD]

April 6, 2006

VIA EDGAR AND TELECOPY  202/772-9209

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Registration Statement on Form S-4 (Reg. No. 333-132572)

Dear Sir or Madam:

Simon Property Group, Inc., as general partner of Simon Property Group, L.P. (the “Issuer”), hereby requests that the effectiveness of the above described Registration Statement be accelerated, so that it will become effective at 11:00 a.m. (Eastern Time) on Tuesday, April 11, 2006, or as soon thereafter as is practicable.

The Issuer hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Barkley

James M. Barkley
General Counsel and Secretary